40-33

811-3403

AMERICAN EXPRESS

Christopher O. Petersen
Counsel
American Express Financial Corporation
50606 AXP Financial Center
Minneapolis, MN 55474
Phone: 612.671.4321
Fax: 612.671.3767
E-mail: christopher.o.petersen@aexp.com

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM 2 H
BY

SEC MAIL PROCESSING SECTION RECEIVED JUL 14 2004 WASH. D.C. 179

July 13, 2004

04041660

VIA EXPRESS MAIL

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *American Express Financial Advisors, Inc. and American Express Financial Corporation, Inc., as affiliated persons of the American Express Funds listed on Exhibit A, attached hereto ("AXP Funds")*

Dear Sir or Madam,

On behalf of American Express Financial Corporation, Inc., Investment Adviser, and American Express Financial Advisors, Inc., Distributor/Underwriter, for the AXP Funds listed on Exhibit A, attached hereto, as well as on behalf of such AXP Funds, please find enclosed a copy of the complaint referenced below, which is being filed pursuant to Section 33 of the Investment Company Act of 1940:

> *Gallus, et al. v. American Express Financial Corporation and American Express Financial Advisors, Inc., CV '04 1197 PHX FJM, United States District Court, District of Arizona (filed June 9, 2004).*

Please direct any questions or comments relating to the enclosed materials to me, contact information above, or Stuart Alderoty at (212) 640-1008.

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

#197003 v01

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Enclosure

cc: John Junek, Esq. (w/o encl.)
Teresa Rasmussen, Esq. (w/o encl.)
H. Bernt von Ohlen, Esq. (w/o encl.)
Les Ogg, Esq. (w/o encl.)
Colleen Curran, Esq. (w/o encl.)
Brian McCabe, Esq. (w/o encl.)
John Donovan, Esq. (w/o encl.)

Exhibit A

Fund	Registrant	Registrant 40 Act File #
AXP Blue Chip Advantage Fund	AXP Market Advantage Series, Inc.	811-5897
AXP Equity Select Fund	AXP Equity Series, Inc.	811-772
AXP High Yield Bond Fund	AXP High Yield Income Series, Inc.	811-3848
AXP Managed Allocation Fund	AXP Managed Series, Inc.	811-4133
AXP Mid Cap Value Fund	AXP Investment Series, Inc.	811-54
AXP Mutual	AXP Investment Series, Inc.	811-54
AXP New Dimensions Fund	AXP Dimensions Series, Inc.	811-1629
AXP Partners Small Cap Value Fund	AXP Partners Series, Inc.	811-10321
AXP Precious Metals Fund	AXP Selected Series, Inc.	811-4132
AXP Small Cap Advantage Fund	AXP Strategy Series, Inc.	811-3956
AXP Small Company Index Fund	AXP Market Advantage Series, Inc.	811-5897
AXP Strategy Aggressive Fund	AXP Strategy Series, Inc.	811-3956

FILED X LODGED ____
RECEIVED ____ COPY X

2004 JUN -9 PM 5:48

CLERK U.S. DISTRICT COURT
DISTRICT OF ARIZONA

Gary A. Gotto, Attorney Bar No. 007401
Ron Kilgard, Attorney Bar No. 005902
Keller Rohrback P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
(602) 248-0088

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3276
(206) 623-1900

(See Signature Block for Additional Attorneys)

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF ARIZONA

JOHN E. GALLUS, D. ELAINE GALLUS, INA BLOOM, and ALEXANDRIA IONE FALLER (A/K/A ALEXANDRIA IONE GRIFFIN), for the use and benefit of AXP NEW DIMENSIONS FUND, AXP MUTUAL FUND, AXP PRECIOUS METALS FUND, AXP EQUITY SELECT FUND, AXP SMALL CAP ADVANTAGE FUND, AXP PARTNERS SMALL CAP VALUE FUND, AXP MID CAP VALUE FUND, AXP SMALL COMPANY INDEX FUND, AXP HIGH YIELD BOND FUND, AXP MANAGED ALLOCATION FUND, and AXP BLUE CHIP ADVANTAGE	CIV '04 1197 PHX FJM Case No. ____________ COMPLAINT UNDER INVESTMENT COMPANY ACT OF 1940 (THIS COMPLAINT REGARDING EXCESSIVE FEES ALLEGES NO LATE TRADING OR MARKET TIMING CLAIMS)

FUND,

Plaintiffs,

v.

AMERICAN EXPRESS FINANCIAL CORPORATION, and AMERICAN EXPRESS FINANCIAL ADVISORS INC.,

Defendants.

COMPLAINT

Plaintiffs John E. Gallus, D. Elaine Gallus, Ina Bloom, and Alexandria Ione Faller (A/K/A Alexandria Ione Griffin), for the use and benefit of the AXP New Dimensions Fund, AXP Strategy Aggressive Fund, AXP Mutual Fund, AXP Precious Metals Fund, AXP Equity Select Fund, AXP Small Cap Advantage Fund, AXP Partners Small Cap Value Fund, AXP Mid Cap Value Fund, AXP Small Company Index Fund, AXP High Yield Bond Fund, AXP Managed Allocation Fund, and AXP Blue Chip Advantage Fund, sue Defendants American Express Financial Corporation ("AEFC") and American Express Financial Advisors Inc., and allege:

I. JURISDICTION AND VENUE

This shareholder action is brought by Plaintiffs on behalf of AXP New Dimensions Fund, AXP Cap Resource, AXP Managed Fund, AXP Mutual

Fund, AXP Precious Metals Fund, AXP Equity Select Fund, AXP Small Cap Advantage Fund, AXP Partners Small Cap Value Fund, AXP Mid Cap Value Fund, AXP Small Company Index Fund, AXP High Yield Bond Fund, AXP Managed Allocation Fund, and AXP Blue Chip Advantage Fund (collectively, the "Funds") pursuant to §§ 36(b) and 12(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b) and 80a-12(b).

2. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331

3. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendants may be found in this district.

4. All conditions precedent have been performed or have occurred.

II. BACKGROUND

5. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds, created, sold, advised, and managed with other funds as part of a fund family or complex by Defendants (the "Fund Complex"). Defendants, as the underwriters, distributors, advisors, and control persons of the

Funds, owe fiduciary and other duties to Plaintiffs and to all shareholders of the funds in the Fund Complex.

6. Plaintiffs and other shareholders of the Funds pay Defendants fees for providing pure investment advisory services and administrative services. These fees are based on a percentage of the net assets of each of the Funds. In the case of the AXP New Dimensions Fund, Defendants pay separate fees for the pure investment advisory services and the administrative services. On information and belief, Defendants pay separate fees for the pure investment advisory services and the administrative services for the other Funds as well.

7. The pure investment advisory services Defendants provide to the Funds are identical to the investment advisory services Defendants or their affiliates provide to other clients, such as institutional clients, and entail identical costs. In fact, the cost of advisors, analysts, research data, the physical plant, and other aspects of Defendants' investment advisory services are shared between the mutual funds and the other clients.

8. The AXP New Dimensions Fund is an actively managed growth fund, meaning the manager seeks select portfolio securities to provide shareholders with long-term growth of capital. In 2003, New Dimensions fund shareholders paid a management fee of .61 percent per year. As of December 31,

2003, the fund held assets of approximately $17.61 billion, meaning that the advisory fee costs approximated $107 million for the year then ended.

9. As of March 31, 2004, AXP Mutual held assets of over $1.56 billion, with a management fee of .47 percent. AXP Precious Metals had a management fee of .84 percent charged against assets of $82 million as of March 31, 2004. AXP Equity Select held assets of more than $2.1 billion as of December 31, 2003 and featured a management fee of .60 percent. AXP Small Cap Advantage had assets as of March 31, 2004 of more than $870 million and a management fee of .79 percent. As of March 31, 2004, AXP Partners Small Cap Value had assets of more than $1 billion and featured a management fee of .91 percent. AXP Mid Cap Value had a management fee of .64 percent which was assessed against assets of more than $340 million as of March 31, 2004. With assets exceeding $1.2 million as of March 31, 2004, AXP Small Company Index featured a management fee of .36 percent. As of March 31, 2004, AXP High Yield Bond A had assets of more than $2.7 billion and featured a management fee of .58 percent. AXP Managed Allocation charged a management fee of .51 percent against assets of more than $1 billion as of March 31, 2004. AXP Blue Chip Advantage had assets of more than $1.5 billion as of March 31, 2004 and a management fee of .48 percent.

10. In 2003, management fees for the Funds exceeded $173 million.

11 Defendants also charge distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-l, 7 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the Funds. Defendants purportedly collect these fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees.

Section 36(b) of the Investment Company Act of 1940

12. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-l et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

13. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action

> may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person. . . .

14. The Funds are mutual funds in the American Express family of mutual funds. The American Express family consists of 73 funds with more than $66 billion in assets under management. The funds provide investors with a wide spectrum of investment options, including growth, growth and income, income, international, tax-free income, sector, and index choices. American Express funds trace their history back to the birth of the mutual fund in 1940. Today, with offices in Minneapolis, Hong Kong, Tokyo, Singapore and London, Defendant AEFC, the investment manager for New Dimensions and the other American Express Funds, owns, manages or administers with its affiliates approximately $300 billion in assets. Defendant American Express Financial Advisors, Inc. performs distribution services for individuals and businesses through its nationwide network of more than 3,700 registered branch offices and more than 10,200 financial advisors. Defendant AEFC is a wholly owned subsidiary of American Express Company.

15. While the American Express family of mutual funds has grown dramatically in size since the Fund Complex's founding in 1940 as part of the Investors Diversified Services group of companies, the nature of the services rendered by the funds' investment adviser and distributor has changed little. Indeed, advances in computing and communication technologies in the past sixty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the distribution and advisory fees paid to Defendants and their IDS predecessors have grown dramatically. As a result, the advisory fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

16. In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by marketing programs paid for with the distribution fees charged to Plaintiffs and in part by Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Funds.

17. The fees paid to Defendants are ostensibly approved by the Funds' boards of directors. A majority of the Funds' boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is a lack of conscientiousness by the directors in reviewing the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing the fees paid by Plaintiffs and other shareholders of the Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

18. Although the fees challenged in this lawsuit may appear to the Court to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levin, past Chairman of the Securities and Exchange Commission ("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

Rule 12b-1 Distribution Plans

19. Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

20. After intense lobbying by the mutual fund industry, the Commission agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

21. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-l, 17 C.F.R. § 270.12b-1 However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime, Defendants get the financial benefit, while Plaintiffs bear the financial burden.

22. Defendants have adopted 12b-l Distribution Plans for the Funds. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections

36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-l(e).

23 Despite the dramatic growth in assets managed by Defendants, both the advisory and distribution fees charged by Defendants have grown, both in terms of whole dollars and as a percentage of assets. For example, between 1999 and 2003, as assets in the New Dimensions Fund climbed from $11.7 billion to $17.6 billion, the 12b-1 fee soared from 0.02 percent to 0.36 percent – an 18-fold increase in 12b-1 fees, despite a dramatic increase in the size of the Fund. The increasing size of Fund assets, combined with a skyrocketing 12b-1 fee, represented a gain to Defendants of more than $61 million. Moreover, despite the $6 billion growth in assets of the Fund from 1999 to 2003, the New Dimensions advisory fee ballooned from .52 percent to .61 percent over the same time period, representing an increase to Defendants of $46 million. That New Dimensions asset growth was greeted with a higher, not lower, advisory fee demonstrates that 12b- fee assessments have not led to lower costs for fund shareholders, only to higher fee pay-outs to the fund advisor. Accordingly, the Distribution Plans have produced little or no economies-of-scale benefits to the shareholders of the New Dimensions and other Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to finance distribution activities would benefit mainly the management

of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1 and are entirely a waste of the Funds' assets.

24. Furthermore, the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold. Accordingly, in addition to failing to benefit Plaintiffs and other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund, rather than any distribution activity by Defendants, constitutes additional and excessive compensation for advisory services.

25. Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed no benefits from the Distribution Plans, even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the other shareholders of the

Funds, the directors of the Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b).

26. A recent report written by Lori Walsh, financial economist at the S.E.C., studied "whether shareholders do, in fact, reap the benefits of 12b- plans." It states:

> Prior studies have provided evidence that shareholders are not receiving sufficient benefits from expense scale economies to offset the 12b-1 fee. In fact most of the studies show that expense ratios are higher for funds with 12b-1 fees by almost the entire amount of the fee. This study confirms these results using a more recent dataset. . . .
>
> In all, the evidence demonstrates that 12b-1 plans are successful at attaining faster asset growth; however, shareholders do not obtain any of the benefits from the asset growth. This result validates the concerns raised by opponents of 12b-1 plans about the conflicts of interest created by these plans. . . .
>
> 12b-1 plans do seem to be successful in growing fund assets, but with no apparent benefits accruing to the shareholders of the fund. Although it is hypothetically possible for most types of funds to generate sufficient scale economies to offset the 12b-1 fee, it is not an efficient use of shareholder assets. . . Fund advisers use shareholder money to pay for asset growth from which the adviser is the primary beneficiary through the collection of higher fees.

27. Nevertheless, despite the fact that a financial economist at the S.E.C. confirms that shareholders reap no benefits from 12b-1 plans, and that 12b-1 fees are "not an efficient use of shareholder assets," the directors of the Funds repeatedly have approved the Distribution Plans in violation of their duties under

sections 12 and 12b-1 both to the Funds and to their shareholders, including plaintiffs. In 2003 alone, 12b-1 fees cost shareholders of the Funds approximately $113 million.

Nature of Claims

28. In this action, Plaintiffs seeks to rescind the investment advisory agreements and Distribution Plans and to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b). Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

29. No pre-suit demand on the board of directors of the Funds is required, as the requirements of F.R.C.P. 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund v. Fox,* 464 U.S. 523 (1984).

30. Plaintiffs do not allege or seek relief for any claims based upon improper market timing or late trading activity involving the Funds.

II. PARTIES

31. Plaintiff John E. Gallus is a resident of Tomball, Texas and a shareholder at all relevant times of the following American Express Funds:

- AXP Precious Metals Fund,
- AXP Equity Select Fund,
- AXP New Dimensions Fund,
- AXP Small Cap Advantage Fund,
- AXP Partners Small Cap Value Fund,
  AXP Mid Cap Value Fund,
- AXP Small Company Index Fund, and
- AXP High Yield Bond Fund.

32 Plaintiff D. Elaine Gallus is a resident of Tomball, Texas and a shareholder at all relevant times of the following American Express Funds:

- AXP Precious Metals Fund,
- AXP Equity Select Fund,
- AXP New Dimensions Fund,
- AXP Small Cap Advantage Fund,
- AXP Partners Small Cap Value Fund,
- AXP Mid Cap Value Fund,
- AXP Small Company Index Fund,
- AXP High Yield Bond Fund,
- AXP Managed Allocation Fund, and
- Blue Chip Advantage Fund.

33 Plaintiff Ina Bloom is a resident of Sun City, Arizona and a shareholder at all relevant times of the AXP New Dimensions Fund.

34. Plaintiff Alexandria Ione Faller is a resident of Phoenix, Arizona and a shareholder at all relevant times of AXP Mutual Fund.

35. The above-named Funds are registered investment companies under the Investment Company Act of 1940.

36. Defendant American Express Financial Corporation is a Delaware corporation and a registered investment adviser under the Investment Company Act of 1940. AEFC is a wholly-owned subsidiary of the American Express Company.

37. AEFC is currently the investment advisor to the Funds.

38. Defendant American Express Financial Advisors, Inc. is a Delaware corporation, a registered broker/dealer, and the distributor and principal underwriter to the Funds.

III. GENERAL ALLEGATIONS

39. The test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

40. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered. These factors include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds); and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

(1) The Nature and Quality of the Services Provided to the Funds

41. The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional and other clients (albeit at a dramatically lower cost).

42. On information and belief, the materials provided by Defendants to the directors of the Funds establish that the nature of the services Defendants rendered to the Funds has remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

43. Despite the fact that the Funds receive identical investment advisory services as Defendants' institutional and other investors, upon information and belief, Plaintiffs pay Defendants dramatically higher fees because these fees are not negotiated at arm's length as they are with the institutional and other clients. This disparity in fees evinces Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and the shareholders of the Funds.

44. Upon information and belief, Defendants repeatedly put their own financial interests ahead of the interests of the Funds and the shareholders of the Funds by participating in arrangements and schemes that benefit Defendants at the expense of the Funds and the shareholders of the Funds. The cost of this conflict of interest, which does not exist in the case of the arm's-length relationships with institutional clients, is manifest not only in higher fees, but in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds.

45. Upon information and belief, another example of Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and shareholders of the Funds is Defendants' involvement in illegal uses of fund assets to attract additional business. One example of such illegal use

of Fund assets is where Defendants use 12b-: fees provided by the retail fund shareholders to attract non-retail clients that benefit from certain considerations (such as fee rebates) at the expense of the retail fund shareholders. Another example is where Defendants use Fund assets, in violation of Rule 12b-1, to participate in pay-to-play schemes. For instance, pursuant to an arrangement commonly referred to as "directed brokerage," Defendants direct the Funds' brokerage business to brokerage firms and pay them above-market rates to promote Defendants' mutual funds over other funds sold by the brokerage firms.

(2) The Profitability of the Fund to the Adviser/Manager

46. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining. *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing *Gartenberg*) [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. However, upon information and belief, Defendants' reporting of their revenue and costs is intended to, and does, obfuscate Defendants' true profitability. For instance, upon information and belief, Defendants employ inaccurate accounting practices in their financial reporting, including arbitrary and unreasonable cost allocations.

47. Defendants' true profitability can be determined on either an incremental basis or a full-cost basis. Defendants' incremental costs of providing advisory services to Plaintiffs are nominal while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendants' full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds.

(3) Economies of Scale

48. The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

49. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of

Defendants' duty to do so under § 36(b) and Rule 12b-1 *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." *Id.* at 620 [Ex. 1].

50. These economies of scale exist not only fund by fund but also exist with respect to an entire fund complex and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. *See* Freeman & Brown Study at 621 n.62 (*quoting* Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

51. The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. *See* GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex.

3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64 percent of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

52. New Dimensions fund shareholders have failed to benefit from economies of scale. In 1990, the New Dimensions fund had assets of $770 million and an expense ratio of .82 percent, meaning the annual cost of running the fund was around $6.3 million. The maximum sales load for fund sales was 5 percent. Over the last 14 years, New Dimension's assets under management have grown to around $16.3 billion, a growth of more than 2100 percent in asset size. However, this phenomenal growth in mutual fund assets not only produced no economies of scale for shareholders, but fees actually ***increased*** faster than the growth in assets. Annual fees for class A shares went from $6.3 million in 1993 to around $17 million in 2004. Fees as a percentage of assets for class A shares increased from 82 basis points in 1990 to 108 basis points in 2004. The front-end sales load for fund shares also increased, moving from 5.0 percent to 5.75 percent since 1990. The foregoing figures make a mockery of the concept of economies of scale.

53. The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(4) Comparative Fee Structures

54. The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor.

When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

55. More recently, New York Attorney General Eliot Spitzer surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

56. On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging by Defendants as the

shareholders of the funds mentioned by Mr. Spitzer in his Senate testimony. A number of relevant comparative fee structures clearly establish that Defendants are charging advisory fees to the Funds that are disproportionate to the value of the services rendered. The Defendants and their affiliates routinely offer their services to institutional and other clients for fees much lower than the investment advisory fees they charge the Funds.

(5) Fallout Benefits

57. Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

58. Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. Essentially, "soft dollars" are credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the

shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendants' fiduciary duty.

59. On information and belief, Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

60. On information and belief, Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

61 A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and other shareholders of the Funds of millions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional

clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Funds pay all of the costs associated with the investment advisory services, Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

62. On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(6) The Independence and Conscientiousness of the Directors

63. At least 40 percent of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the

ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

64. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c); 17 C.F.R. § 270.12b-1

65 The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements and Distribution Plans, and the control of management over the directors in reviewing the fees paid by the Funds are not presumed but, rather, are

important factors recognized in the *Gartenberg* line of cases in determining whether Defendants have breached their fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For example, the SEC has stated that "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

66. Two noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of the Vanguard Group, made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

Warren Buffett, famous investor and chairman of Berkshire Hathaway, made the following comment, which was recently quoted by a United States District Court:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940,

> made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management—whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there.

Strougo v. BEA Assoc., 188 F. Supp.2d 373, 383 (S.D.N.Y. 2002) (citation omitted). Mr. Buffett has also stated, in his letter to shareholders in the 2002 Berkshire Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an "independent" mutual-fund director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors – but it never enters their minds to do so when they are acting as fiduciaries for others. . . . Investment company directors have failed as well in negotiating management fees . . . . If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to "independent" directors while meaning everything to managers. So guess who wins? . . . [I]n stepping up to [their] all-important responsibilities, tens of thousands of "independent" directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single "family" of funds

often run well into six figures.) 2002 Berkshire Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

67. As part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation, and the directors failed to insist upon adequate information. For example:

a. On information and belief, Defendants provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants.

b. On information and belief, Defendants provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendants.

c. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale and do not explain how the shareholders benefit from distribution plans.

d. On information and belief, the board of directors of the Funds failed to request and evaluate, and Defendants failed to provide, information reasonably necessary to an informed determination of whether the Distribution Plans should have been implemented and whether they should be continued.

e. On information and belief, the directors rarely, if ever, question any information or recommendations provided by Defendants.

68. The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiffs, from the Distribution Plans.

69. On information and belief, the disinterested directors of the Funds have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

70. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this complaint as if fully set forth herein.

71. The fees charged by Defendants for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

72. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

73 Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)

74. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this complaint as if fully set forth herein.

75. Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense, in the form of payment of distribution fees benefiting only Defendants.

76. By retaining excess profits derived from economies of scale, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

77. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT III
BREACH OF FIDUCIARY DUTY
ICA § 36(b)
(Excessive Rule 12b-l Distribution fees and Extraction of Additional Compensation for Advisory Services)

78. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this complaint as if fully set forth herein.

79. The distribution fees charged and received by Defendants were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

80. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have

violated, and continue to violate, the ICA and have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

81 Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT IV
ICA § 12(b)
(Unlawful Distribution Plans)

82. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this complaint as if fully set forth herein.

83. Plaintiffs and other shareholders in the Funds each paid service or distribution fees to Defendants.

84. When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Only one of the following alternatives could possibly have occurred:

a. The Funds grew as a result of the payment of distribution fees and market forces, in which case economies of scale were generated but not passed on to Plaintiffs or the Funds; or

b. The distribution fees did not contribute to economies of scale, produced no other material benefits for Plaintiffs and the other shareholders of the Funds, and should not have been approved or continued.

85. Either way, Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Funds. Defendants' violation of § 12(b) and Rule 12b-1 is continuing in nature.

86. Additionally, on information and belief, Defendants have caused the Funds to pay assets for distribution illegally outside the board-approved 12b-1 plans in the form of directed brokerage payments. This practice violates Rule 12b-1 and §§ 12 and 36(b) of the ICA. Plaintiffs demand that the improper payments be returned to the Funds.

87. Plaintiffs seek damages resulting from the adoption and continuation of these unlawful Distribution Plans.

WHEREFORE, Plaintiffs demand judgment as follows:

a. An order declaring that Defendants have violated and continue to violate § 12, § 36(b), and Rule 12b-l of the ICA and that any advisory or distribution agreements entered into are void ab initio;

b. An order preliminarily and permanently enjoining Defendants from further violations of the ICA;

c. An order awarding damages against Defendants including all fees paid to them by Plaintiffs and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

d. Such other and further relief as may be proper and just.

Dated this 9th day of June, 2004

KELLER ROHRBACK, P.L.C.

By: ______________________

Gary A. Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Fax: (206) 623-3384

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK,
WESTBROOK & BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (843) 727-6500
Fax: (843) 727-3103

Guy M. Burns, FBN 160901
Jonathan S. Coleman, FBN 797480
Becky Ferrell-Anton, FBN 449342
JOHNSON, POPE, BOKOR
RUPPEL & BURNS, LLP
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Fax: (813) 223-7118

Attorneys for Plaintiffs

FILED LODGED RECEIVED COPY

JUN 9 2004

CLERK U S DISTRICT COURT DISTRICT OF ARIZONA ... DEPUTY

Name Gary Gotto, No. 007401
Bar # ~~Ron Kilgard, No. 005902~~
Firm Keller Rohrback, P.L.C.
Address 3101 North Central Avenue, Ste 900
Phoenix, AZ 85012

Telephone (602) 248-0088

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF ARIZONA

John E. Gallus, D. Elaine Gallus, Ina Bloom, and Alexandria Ione Faller, et al., Plaintiff,

vs.

American Express Financial Corporation, and American Express Financial Advisors, Inc., Defendant.

CV '04 1197 PHX FJM

Case No.

Corporate Disclosure Statement

This Corporate Disclosure Statement is filed on behalf of Plaintiffs in compliance with the provisions of: *(check one)*

____ Rule 7.1, Federal Rules of Civil Procedure, a nongovernmental corporate party to an action in a district court must file a statement that identifies any parent corporation and any publicly held corporation that owns 10% or more of its stock or states that there is no such corporation.

Rule 12.4(a)(1), Federal Rule of Criminal Procedure, any nongovernmental corporate party to a proceeding in a district court must file a statement that identifies any parent corporation and any publicly held corporation that owns 10% or more of its stock or states that there is no such corporation.

Rule 12.4(a)(2), Federal Rule of Criminal Procedure, if an organizational victim of alleged criminal activity is a corporation the government must file a statement identifying the victim and the statement must also disclose the information required by Rule 12.4(a)(1).

The filing party hereby declares as follows:

_X_ No such corporation.

____ Party is a parent, subsidiary or other affiliate of a publicly owned corporation as listed below. *(Attach additional pages if needed.)*

________________________________ Relationship ________________________

____ Publicly held corporation, not a party to the case, with a financial interest in the outcome. *List identity of corporation and the nature of financial interest. (Attach additional pages if needed.)*

________________________________ Relationship ________________________

Other(please explain)

____

____

A supplemental disclosure statement will be filed upon any change in the information provided herein.

Dated this 29th day of June 2004

[signature]

Counsel of Record

Certificate of Service